Torys LLP 1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA Telephone: 212.880.6000 Facsimile: 212.682.0200 www.torys.com

February 2, 2016

VIA EDGAR

Ms. Pamela Long
Assistant Director
Office of Manufacturing and Construction
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, DC  20549

Re:                             Brookfield Business Partners L.P.
Amendment No. 1 to Registration Statement on Form F-1
Filed December 21, 2015
File No. 333-207621

Dear Ms. Long:

On behalf of our client, Brookfield Business Partners L.P. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of January 11, 2016 (the “Comment Letter”) to Craig Laurie with respect to the Company’s Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-1 (the “Registration Statement”).

On the date hereof, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating the revisions described herein and includes other changes intended to update, clarify and render more complete the information contained therein. For the convenience of the Staff and to facilitate the Staff’s review of Amendment No. 2, the Company is supplementally providing with this letter four copies of marked pages that indicate the changes from Amendment No. 1 as filed on December 21, 2015.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 2. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

General

1.                          We note that you did not file on EDGAR a redlined copy of your Form F-1 with all changes effected by the amendment clearly marked. In future amendments, please file a copy of the amendment, which clearly and precisely marks all changes. See Rule 472 of Regulation C and Item 310 of Regulation S-T.

Response.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in the future it will file on EDGAR a redlined copy of all amendments that clearly and precisely marks all changes.

Registration Statement on Form F-1 as Amended filed December 21, 2015

Ownership and Organizational Structure, page 11

2.                          Please add disclosure here or elsewhere in the Summary to disclose that Holding LP will make regular quarterly distributions to Brookfield in respect of the Special LP Units and Redemption-Exchange Units, and to the company in respect of the Managing GP Units.

You may also wish to cross reference the more detailed disclosure of the entire distribution waterfall on pages 153 and 154.

Response.

The Company has revised the disclosure on pages 12 and 88 to address the Staff’s comment, including to cross reference the more detailed disclosure of the entire distribution waterfall on pages 154 and 155.

The Spin-Off, page 51

3.                          We note that one purpose of the spin-off is to facilitate large-scale transactions outside of property, renewable energy and infrastructure. Please elaborate, here or elsewhere in the prospectus, on the company’s plans to broaden its operations and investments into other industries.

Response.

The Company notes the Staff’s comment and respectfully informs the Staff that, as disclosed in the prospectus, the Company will be Brookfield’s primary vehicle for business services and industrial operations, which are operations outside of property, renewable energy and infrastructure. The disclosure referenced in the Staff’s comment describes the objectives of the spin-off for Brookfield (i.e., sourcing transactions outside of property, renewable energy and infrastructure), but is not intended to expand the industries in which the Company will operate. As disclosed in the next bullet point, the spin-off is also intended to “[d]elineate and emphasize the scale and value of our business services and industrial operations.”  Although the Company is not limited in its ability to pursue operations outside of business services and industrial operations, the Company has no current plans to broaden its operations into other industries. Therefore, the Company is of the view that no further disclosure is required.

4.                          Please explain how the spin-off will achieve the objective of providing greater transparency from Brookfield as a global alternative asset manager.

Response.

The Company respectfully advises the Staff that the spin-off will provide investors with an ability to invest directly in Brookfield’s industrial and business services platform, providing both greater information and disclosure on the platform (by virtue of a lower materiality threshold in comparison with the disclosure on the platform contained in the context of Brookfield Asset Management’s larger business, financial and operations disclosure) as well as a publicly traded equity security with a market price that will reflect the value of the platform. In addition, the spin-off will result in Brookfield Asset Management earning fees and being entitled to receive distributions as described in the prospectus. For these reasons, the Company believes that the spin-off should provide current and potential investors in Brookfield with a greater ability to delineate the contribution of Brookfield’s asset management activities relative to the contribution from the capital deployed in the platform.

Distribution Policy, page 55

5.                          We note your response to comment 10 in our letter dated November 24, 2015; however, based on the current disclosures related to Holding LP, please clarify if the Redemption-Exchange Units, also held by Brookfield, will be entitled to receive cash distributions equal to the cash distributions to be received by your limited partners.

Response.

The Company has revised the disclosure on page 55 to address the Staff’s comment.

Unaudited Pro Forma Financial Statements, page 57

Notes to the Unaudited Condensed Combined Carve-Out Pro Forma Financial Statements, page 62

6.                          In regard to the pro forma statements of operating results on pages 60 and 61, please clarify how and why net income related to GrafTech is allocated to interests of others in consolidated subsidiaries for each period presented based on the disclosure that your company acquired 100% of GrafTech’s common stock.

Response.

The Company notes the Staff’s comment and respectfully informs the Staff that GrafTech was acquired by our Company in partnership with institutional investors.

While the Company and its institutional investor partners did in the aggregate acquire a 100% interest in GrafTech, the Company has a 36% economic interest in this subsidiary and consolidates the subsidiary as it has control under IFRS 10, Consolidated Financial Statements. Consequently, 64% of GrafTech’s net income is allocated to “interests of others in consolidated subsidiaries” under non-controlling interests.

In light of the Staff’s comment, the Company has revised its disclosure discussing the Company’s acquisition of GrafTech in note 1 to our Unaudited Condensed Combined Carve-Out Pro Forma Financial Statements on page 62 of the revised registration statement and elsewhere in the prospectus to clarify that GrafTech was acquired by the Company in partnership with institutional investors.

7.                          Please refer to note (1) on page 62. We note your response to comment 13 in our letter dated November 24, 2015; however, it remains unclear why you believe your pro forma statements of operating results are not required to reflect interest expense related to acquisition debt you incurred or how you determined the debt is expected to be repaid within twelve months.

Response.

In response to the Staff’s comment, the Company has revised the Unaudited Condensed Combined Carve-Out Pro Forma Statements of Operating Results to show the impact of the interest expense related to the acquisition debt and has revised the disclosure in note 1 to the Unaudited Pro Forma Financial Statements on page 63 accordingly.

8.                          Please refer to note (2) on page 63. Given that your pro forma financial statements reflect your acquisition of Clearwater, it is unclear why you believe the gain you recorded in your historical financial statements when you acquired Clearwater is not required to be eliminated from the pro forma statement of operating results for the period ended September 30, 2015. It appears your bargain purchase gain will not have a continuing impact. Please clarify or revise.

Response.

The Company has revised its Unaudited Condensed Combined Carve-Out Pro Forma Statements of Operating Results to eliminate the impact of the gain recorded as it will not have a continuing impact on the operating results of the Company and has revised its disclosures in note 2 to the Unaudited Condensed Combined Carve-Out Pro Forma Financial Statements on pages 64 and 65 accordingly.

9.                          Please refer to note (4) on page 65 and your response to comment 14 in our letter dated November 24, 2015. Please more fully explain why Brookfield will hold its economic interest through limited partner units and REUs. Please also explain if and how changes in the market value of REUs will be recorded and accounted for in your financial statements.

Response.

The Company respectfully advises the Staff that the allocation of Brookfield’s interest in the Company between limited partnership units in the Company and Redemption-Exchange Units was determined in light of tax, liquidity and other considerations. The structure employed, whereby Brookfield receives limited partnership units of the Company and Redemption-Exchange Units, is similar to common structures utilized in the U.S. REIT industry (i.e., UPREIT structures), which allows Brookfield to manage the different tax consequences it faces from investing in a private partnership (i.e., Holding LP) relative to a publicly traded partnership (i.e., the Company). This structure also has been used in previous transactions for Brookfield Infrastructure Partners L.P., Brookfield Renewable Energy Partners L.P. and Brookfield Property Partners L.P. and, therefore, Brookfield shareholders are familiar with it.

The Company further respectfully advises the Staff that Redemption-Exchange Units are issued capital of a subsidiary of the Company and as a result are not adjusted for changes in fair value. In the event that the Company settles the Redemption-Exchange Units in exchange for units of the Company on a unit for unit basis, the difference between the carrying value of the Redemption-Exchange Units and the market value of the units issued will be adjusted against retained earnings. In the event that the Company settles the Redemption-Exchange Units for cash, the difference between their carrying value and the settlement amount will be adjusted against retained earnings in accordance with IFRS 10, paragraph B96. The Company has accordingly revised the disclosure on page 65 to clarify that the Redemption-Exchange Units are not adjusted for changes in market value.

10.                   Please refer to note (5) on page 65 and your response to comment 12 in our letter dated November 24, 2015. Please explain how you determined the amount of the “Incentive Distribution Threshold” and how incentive distributions will be recorded and accounted for in your financial statements.

Response.

The estimated value of the Company is approximately $25 per unit which is the initial incentive distribution threshold for purposes of estimating incentive distributions in the Unaudited Condensed Combined Carve-Out Pro Forma Financial Statements. If the market value of the units increased by 10% to $27.5 per unit, the increase in the fair value of the Company would be approximately $180 million and Brookfield would be entitled to an incentive distribution payment equal to 20% of the increase or $36 million.  Incentive distributions are received by Brookfield as a result of holding Special LP Units and will be distributed to Brookfield in accordance with the Holding LP Limited Partnership Agreement.  These incentive distributions are recognized directly in equity in accordance with IAS 32, Financial Instruments: Presentation, paragraph 35, if and when the distribution has been declared and the incentive distribution threshold has been achieved.

To clarify the accounting treatment of incentive distributions the Company has revised its disclosures in note 5 to the Unaudited Condensed Combined Carve-Out Pro Forma Financial Statements on page 65.

11.                   Please refer to note (8) on page 66. There appears to be a lack of correlation between the figures for the pro forma standardized measure of discounted future net cash flows and the changes in the pro forma standardized measure of discounted future net cash flows as of December 31, 2014 relating to the Clearwater acquisition provided on page 68 and such figures provided elsewhere on page F-162 and F-163, respectively. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

Response.

The Company has revised the disclosure on pages 68 and F-47 to address the Staff’s comment.

With respect to the changes in the pro forma standardized measure of discounted future net cash flows as of December 31, 2014 relating to the Clearwater acquisition provided on page 68 and such figures provided on pages F-163 and F-164, respectively, the Company acknowledges the Staff’s comment and respectfully advises the Staff that the lack of correlation between such figures is the result of different currencies, U.S. and Canadian dollars, being utilized in such presentations.  The figures on page 68 are presented in U.S. dollars which is the presentation and functional currency of the Company and the figures on pages F-163 and F-164 are presented in Canadian dollars (based on an exchange rate of $1.10 CAD$/USD$ for the year ended December 31, 2014) which is the presentation and functional currency of the acquired entity.

Business, page 70

Production and Price History, page 79

12.                   We note your response to comment 18 in our letter dated November 24, 2015 and your explanation for the disclosure of production in terms of gross figures (e.g. net of the interests due to other, but before deductions of royalties). Please expand the disclosure on page 79 to additionally present your production figures after the deduction for royalties consistent with the disclosure of such figures provided as supplemental oil and gas information elsewhere on page F-46.

Response.

The Company has revised the disclosure on page 79 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 97

13.                   We note your response to comment 24 in our letter dated November 24, 2015. Please expand your liquidity section to include disclosure of the amounts and locations of your cash, similar to the presentation you provided in your response.

Response.

The Company has revised the disclosure on pages 125 to address the Staff’s comment. Please also refer to the Company’s response to the Staff’s comment 14.

14.                   We note your cash is located in various tax jurisdictions with differing tax rates. Please expand your liquidity disclosure to address the potential tax consequences (if any) of repatriating cash from foreign tax jurisdictions. To the extent you believe cash is indefinitely reinvested in foreign entities and is not likely to be repatriated for any foreseeable purpose, please disclose that viewpoint.

Response.

The Company has revised the disclosure on page 125 to address the Staff’s comment.

15.                   Based on the significant increase in borrowing during the interim period, please consider updating your table of contractual obligations.

Response.

The Company acknowledges the Staff’s comment and makes reference to the disclosure provided on pages 122 and 123 discussing the impact of changes in borrowing and respectfully advises the Staff that the Company will update the table of contractual obligations in connection with the filing of its 2015 annual financial statements.

Management and Our Master Services Agreement, page 128

Management Fee, page 131

16.                   According to section 7.1 of the Master Services Agreement, the base management fee will not be reduced by any incentive distributions payable by a Service Recipient or operating entity or other fees payable for financial advisory, operations and maintenance, development, operations management and other services. Please revise to elaborate on what services or relationships are likely to be rendered or entered into that would give rise to distributions and fees that will not reduce the base management fee.

Response.

The Company notes the Staff’s comment and respectfully informs the Staff that the only services currently contemplated being provided that would not give rise to an offsetting reduction in the base management fee are in connection with the provision of  insurance and information technology support where Service Recipients and other members of the Brookfield group participate in group-wide centralized programs together with other Brookfield affiliates in order to benefit from the economies of scale that result.   While not currently contemplated, it is also possible that a Brookfield affiliate could be retained to provide operations or development services that are outside the scope of the Master Services Agreement. For example, in the event that the Company has the opportunity to undertake a residential land development in connection with land that it owns, the Company would likely seek to retain Brookfield’s residential development platform in connection therewith.  Any such services would be outside the scope of the Master Services Agreement and would not be subject to any offsetting reduction in the base management fee. The Company therefore respectfully submits to the Staff that, in light of the limited instances where an offset would not arise, it believes that no further elaboration with respect to the foregoing in needed.

17.                   According to section 7.4.1 of the Master Services Agreement, responsibility for payment of the base management fee is allocated among the Holding Entities based on a percentage of the amount of equity and debt capitalization that Holding LP has provided to the entity. However, the amount of the base management fee itself is based on the same percentage of the trading price or fair market value of the Units and of other Securities (as defined in the agreement) on an exchange or public quotation system, or as otherwise determined by the BBP General Partner, which you refer to as “Total Capitalization”. Please clarify how the total equity and debt capitalization provided by Holding LP to the Holding Entities relates to the market-value based calculation of Total Capitalization.

Response.

The Company respectfully advises the Staff that the Company has deleted the allocation provision from section 7.4.1 of the Master Services Agreement, given that Holding LP will be the only service recipient that is paying the base management fee. The Company has re-filed the Master Services Agreement as exhibit 10.1 to reflect this change.

Relationship with Brookfield, page 134

18.                   We note your disclosure that if you invest in or alongside Brookfield funds, you may pay a base management fee that is comparable to the base management fee under the Master Services Agreement, and that this would serve to reduce the base management fee under the Master Services Agreement. If, as suggested in your response to comment six of our letter dated November 24, 2015, Brookfield might be entitled to incentive or performance income or carried interest participation in assets underlying funds in which you invest, please disclose this as well. Please also clarify, if true, that there would be no similar reduction in base management fee for these items.

Response.

The Company has revised the disclosure on pages 136 and 137 and 139 to address the Staff’s comment.

Description of the Holding LP Limited Partnership Agreement, page 152

Distributions, page 153

19.                   In the first bullet point in the Regular Distribution Waterfall, please clarify whether the amount of “expenses and outlays for the quarter properly incurred” includes amounts payable to Brookfield, the Service Providers or any of their affiliates, including the base management fee and any other fees or incentive distributions that do not reduce the base management fee.

Response.

The Company advises the Staff that the first bullet point in the Regular Distribution Waterfall is meant to include any expenses that are to be incurred and which are to be paid by the Company directly and not through any subsidiary. Our expectation is that these expenses would primarily be comprised of expenses that by their nature must be incurred by the Company and not any of its subsidiaries, such as stock exchange and listing fees, expenses related to capital market transactions, organizational expenses and similar customary expenses that would be incurred by a public holding entity that has no independent means of generating revenue. Since the Company is a holding entity that relies on distributions from Holding LP and, indirectly, its other subsidiaries to fund its financial obligations, in order for the Company to pay any such expenses, a distribution of the applicable amount must be made by Holding LP to the Company.

The Company also advises the Staff that pursuant to the Master Services Agreement, Holding LP will pay to Brookfield the base management fee, and as this is a contractual obligation of Holding LP under the Master Services Agreement, the cash needed to pay the base management fee would not flow through the Regular Distribution Waterfall.  It is also the Company’s current expectation that any other comparable management fees or incentive distributions that do not reduce the base management fee and that would be payable to Brookfield, the Service Providers or any of their affiliates would not flow through the Regular Distribution Waterfall as those comparable management fees or incentive distributions generally would be paid by Holding LP or one or more of its direct or indirect subsidiaries.

Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-10

(i) Property, plant and equipment, or PP&E, page F-12

20.                   Please tell us the source of GAAP you are using as the basis for your oil and gas accounting policy and whether you are applying a full-cost or successful efforts method.

Response.

The Company respectfully advises the Staff that IFRS does not define or mandate the use of the full-cost method or successful efforts method and accordingly the Company does not apply either of these methods in accounting for its oil and gas properties.

The Company accounts for its oil and gas assets in the exploration and evaluation (“E&E”) phase under IFRS 6, Exploration for and Evaluation of Mineral Resources (“IFRS 6”).  E&E assets are measured at cost and include amounts incurred by the Company once the legal right to explore a site has been acquired but before technical feasibility and commercial viability has been determined, in accordance with paragraph 9 under IFRS 6. These assets are not subject to depreciation, depletion and amortization (“DD&A”); however the Company reviews indicators of impairment as required under IFRS 6.

Upon determination that proved and/or probable reserves exist and the technology exists to extract the resource economically, E&E assets attributable to those reserves are first tested for impairment and are then reclassified to oil and gas properties within property, plant and equipment (“PP&E”).  The Company accounts for its oil & gas properties (“properties”) that have proved and/or probable reserves under IAS 16, Property, Plant and Equipment (“IAS 16”).  As such, if an expenditure on these properties meets the definition of PP&E under IAS 16, it is capitalized to these properties.  DD&A for properties within PP&E is calculated under the unit of production method in accordance with IAS 16.  The Company reviews its oil and gas assets for impairment in accordance IAS 36, Impairment (“IAS 36”) based on its cash generating units.

21.                   Based on your inclusion of future development costs in your depletable cost base for depletion determinations, it appears you may be using a “full-cost” method of accounting for your oil and gas activities. If true, please explain to us why you believe a full-cost method is consistent with the principles of the IFRS framework. To the extent you are following a successful efforts method, please tell us your basis for including future development costs in your depletable cost base and why you believe the inclusion of future development costs is also consistent with the guidance found in IAS 16.

Response.

As noted above in the Company’s response to comment 20, the Company confirms it does not use the full cost method or the successful efforts method to account for its oil and gas activities. The Company believes that the inclusion of future development costs is consistent with the guidance found in IAS 16 as further explained in the Company’s response to comment 22 below.

22.                   We note your accounting policy states that you use proved plus probable reserves in your depletion calculations. Please tell us your basis for concluding that the inclusion of probable reserves is appropriate in your depletion calculations.

Response.

In accordance with IAS 16, the cost of an item of PP&E is recognized as an asset when it is probable that the future economic benefits associated with the item will flow to the entity and the cost can be measured reliably. Probable reserves, which are defined as having at least a 50% likelihood of being commercially recoverable, have been included in estimating the economic life of the oil and gas assets as management has concluded that it is probable that the Company will obtain a future economic benefit from these reserves.

Management believes that the probable reserves meet the definition of assets under IFRS and therefore, using these reserves in  determining the depreciable base is reasonable. To ensure comparability and consistency in the DD&A calculation under the units of production method, the depletable cost base must also include the future development costs.  This has the impact of ensuring that all costs expected to be incurred with the reserves are included in the DD&A calculation and that these costs are appropriately amortized over the life of the field. The Company calculates DD&A at a cash generating unit level.

23.                   Please tell us whether you are using oil and gas reserves determined under U.S. or Canadian standards in your DD&A calculations.

Response.

The Company respectfully advises the Staff that it is using oil and gas reserves determined under Canadian National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities, for purposes of DD&A calculations.

In light of the Staff’s comment, the Company has revised its disclosure on pages 108 and 109

Note 9. Subsidiaries, page F-26

24.                   Please reconcile the amounts related to non-controlling interests in note 9 with the amounts included in your consolidated financial statements.

Response.

The Company respectfully advises the Staff that note 9 in the combined financial statements disclose the Company’s material non-wholly owned subsidiaries in accordance with IFRS 12, Disclosures of interests in other entities, paragraph 12.  In light of the Staff’s comment, the Company has revised its disclosure in Note 9 on pages F-26 and F-27 to show a reconciliation to total non-controlling interest in our combined carve-out statement of changes in equity.

Supplementary Information on Oil and Gas (Unaudited), page F-45

Net Proved Reserves, page F-45

25.                   We note your response to comment 38 in our letter dated November 24, 2015. We reissue our comment in part as your revised disclosure does not appear to provide an explanation of the significant changes for the period ending December 31, 2013 relating to revisions of previous estimates (representing a change of 3,557 out of 13,259 Mboe at the beginning of the year or a 27% change) and the changes relating to extensions and discoveries (representing a change of 4,667 Mboe out of 13,259 Mboe at the beginning of the year or a 35% change). Please expand your disclosure to provide an explanation for each of the individual line items representing a significant change in net proved reserves to comply with the disclosure requirements pursuant to FASB ASC 932-235-50-5.

Response.

The Company has revised the disclosure on pages F-46 and F-47 to address the Staff’s comment.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-47

26.                   We note your response to comment 39 in our letter dated November 24, 2015 which states that “because of tax offsets, we do not anticipate any taxable income in the periods presented”. Please explain this portion of your response as it is unclear what periods you are referring to. As the Standardized Measure contemplates the full life of your reserves, please tell us and disclose whether or not you expect to incur income taxes in any future periods relating to your proved oil and gas reserves.

Response.

The Company has revised the disclosure on page F-47 to address the Staff’s comment.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-47

27.                   There appears to be a lack of correlation between the figures for the standardized measure of discounted future net cash flows for the periods ending December 31, 2014, 2013 and 2012 and such figures shown as the beginning and ending balances used to reconcile the changes in the standardized measure of discounted future net cash flows for each of the referenced periods. For example, we note the standardized measure of discounted future net cash flows as of December 31, 2013 and as of December 31, 2014 are disclosed as $237 and $588 million, respectively while the balance at the beginning and end of 2014 used to reconcile the changes in the standardized measure are disclosed as $222.3 million and $556.8 million, respectively. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

Note this comment also applies to the figures used to present the changes in the standardized measure of discounted future net cash flows relating to the Predecessor entities provided on page 68.

Response.

The Company has revised the disclosure on pages 68 and F-47 to address the Staff’s comment.

Note 3. Acquisition of Businesses, page F-57

28.                   In regard to the acquisitions during the interim period, please address the following: explain why the acquisition under other business services has any amount allocated to non-controlling interest since it appears your company now owns 100% of this entity; tell us the significant assumptions used in the cash flow analysis to determine the fair value of the reserves acquired under energy; and, based on the narrative disclosures, explain how the amount allocated to non-controlling interest under other industrial operations was determined.

Response.

The Company notes the Staff’s comment and respectfully informs the Staff that:

1)                         The Company acquired its interest in the facilities management business that is shown as an acquisition under other business services in partnership with institutional investors. While the Company and its partners acquired 100% of the business, the Company has a 36% economic interest in this subsidiary and consolidates the subsidiary as it has control under IFRS 10, Consolidated Financial Statements. Therefore, the Company has recognized non-controlling interest on the business combination based on the proportionate share of fair value of the assets and liabilities on the date of the acquisition.

In light of the Staff’s comment, the Company has revised its disclosure discussing the acquisition under other business services in Note 3 on pages F-59 and F-60 to clarify that the Company acquired the business in partnership with institutional investors.

2)                         The significant assumptions used in the cash flow analysis to determine the fair value of the reserves acquired under Energy were the proved and probable reserves, discount rate, escalated price forecast as disclosed on page A3-1-4, royalties per the acquired mineral lease agreements, operating and transportation costs utilizing historical lease operating statements, and future capital associated with developing both the proved and probable undeveloped reserves.  All of these significant assumptions were included in the determination of the future cash flows which were then discounted at 10% as at the date of the acquisition.

3)                         Non-controlling interests recognized on business combinations are measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition. The Company acquired a 100% interest in a manufacturing business in June 2015 in partnership with institutional investors.  The Company has a 25% economic interest in this subsidiary and consolidates the subsidiary as it has control under IFRS 10, Consolidated Financial Statements.  The Company acquired a 100% interest in a manufacturing business in August 2015 in partnership with institutional investors.  The Company has a 36% economic interest in the manufacturing subsidiary and consolidates the subsidiary as it has control under IFRS 10, Consolidated Financial Statements. Consequently, the

Company funded 36% of the acquisition, with the remaining 64% being funded by non-controlling interests. The Company acquired a 92% interest in a mining business in August 2015 in partnership with institutional investors.  The Company has a 25% economic interest in this subsidiary and consolidates the subsidiary as it has control under IFRS 10, Consolidated Financial Statements.

In light of the Staff’s comment, the Company has revised its disclosure discussing these other industrial operations acquisitions in Note 3 on page F-60 to clarify that these businesses were acquired in partnership with institutional investors.

Note 5. Financial Assets, page F-63

29.                   If applicable, please disclose the remaining carrying value of the shares of the Greek bank that you hold.

Response.

In light of the Staff’s comment, the Company has revised its disclosure in Note 5 on page F-64 to disclose the remaining carrying value of the shares of the bank.

Yours truly,

/s/ Mile T. Kurta

Mile T. Kurta

Enclosure

cc:	Chris Ronne
Kevin Stertzel
Anne McConnell
(Securities and Exchange Commission)
Craig Laurie
(Brookfield Business Partners Limited)